

Mail Stop 3720

September 8, 2009

Carl E. Wolters
President
REM Business Solutions, Inc.
2980 S. Rainbow Blvd. #H22
Las Vegas, NV 89146

Re: **REM Business Solutions, Inc.**
               Amendment No. 6 to Registration Statement on Form S-1
               Filed September 1, 2009
               File No. 333-158529

Dear Mr. Wolters:

We have reviewed your responses to the comments in our letter dated August 21, 2009, and have the following additional comments.

Plan of Distribution; Terms of the Offering, page 15

1. We note your response to our prior comment one in our letter dated August 21, 2009; however, it appears no change has been made to the document. Thus, we reissue our comment one in our letter dated August 21, 2009.

Summary Compensation Table, page 25

2. We note your response to our prior comment three in our letter dated August 21, 2009; however, it appears no change has been made to the document. Thus, we reissue our comment three in our letter dated August 21, 2009. Please revise the disclosure in your Summary Compensation Table to present the correct dollar amount of restricted stock awarded to Mr. Monroe in 2008. Refer to item 402(n)(2)(v) of Regulation S-K.

Unaudited Financial Statements

Balance Sheet, page 45

3. We note you state in the Balance Sheet for the three month period ended May 31, 2009, that the amount of shares authorized for issuance is 75,000,000. However, we note

elsewhere in the registration statement and in the Articles of Incorporation that the
amount of authorized shares is 100,000,000. Please reconcile.

Note 1 – Condensed Financial Statements, page 48

4. We note your disclosure that the Company's January 31, 2009 audited financial
statements are reported in "Form S-1/A filed with the SEC on December 16, 2008."
Revise your disclosure to delete the reference to the filing of a registration statement by
the Company on this date. We note the Company did not file a registration statement on
Form S-1 on December 16, 2008.

As appropriate, please amend your filing in response to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendments and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from
taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated
authority, in declaring the filing effective, does not relieve the company
from its full responsibility for the adequacy and accuracy of the disclosure
in the filing; and

- the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission
or any person under the federal securities laws of the United States.

Carl E. Wolters
REM Business Solutions, Inc.
September 8, 2009
Page 3 of 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Abby Lynn Ertz, Esq.
Fax: (619) 564-8753